SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          SCHEDULE 13D/A

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 1)

                TRANSCOASTAL MARINE SERVICES, INC.
                        (Name of Issuer)

                           COMMON STOCK
                  (Title of Class of Securities)

                            893537 10 0
                          (CUSIP Number)

                THE SUCCESSION OF HERBERT D. HUGHES
                  ELIZABETH H. DEPASS, EXECUTRIX
                       5801 CITRUS BOULEVARD
                         HARAHAN, LA 70123
                           (504) 733-2800

                          with a copy to:

                         CARL C. HANEMANN
                 201 ST. CHARLES AVENUE, FLOOR 51
                       NEW ORLEANS, LA 70170
                          (504) 582-8156

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         NOVEMBER 3, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893537 10 0

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1) Names  of Reporting  Persons  I.R.S. Identification Nos. of Above Persons
   (entities only)

   The Succession of Herbert D. Hughes                              72-6173481
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2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)                                                                   _____
   (b)                                                                   _____
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3) SEC Use Only

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4) Source of Funds (See Instructions)

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5) Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e)

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6) Citizenship or Place of Organization - United States of America
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   Number of               7)  Sole Voting Power ...................... 34,600
  Shares Bene-             ---------------------------------------------------
   ficially                8)  Shared Voting Power ....................      0
   Owned by                ---------------------------------------------------
 Each Reporting            9)  Sole Dispositive Power ................. 34,600
   Person                  ---------------------------------------------------
    With                   10) Shared Dispositive Power ...............      0
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11) Aggregate Amount Beneficially Owned by Each
    Reporting Person .................................................. 34,600

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12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)

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13) Percent of Class Represented by Amount
    in Row 11                                                    less than 1 %

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14) Type of Reporting Person (See Instructions)                             OO

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PRELIMINARY STATEMENT.

     This statement is filed to report the sale of a sufficient number of shares of the common stock, $0.001 par value per share (the "Common Stock") of TransCoastal Marine Services, Inc. (the "Company") to cause the holdings of the reporting persons to be reduced to substantially less than 5% of the number of outstanding shares of Common Stock. Accordingly, the reporting persons will not file further amendments to this Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock of the Company. The Company's principal executive office is located at 2925 Briarpark Drive, Suite 930, Houston, TX 77042.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed by (i) the Succession of Herbert D. Hughes ("the Succession") as the direct beneficial owner of 34,600 shares of Common Stock and (ii) Elizabeth H. DePass, as the Executrix of the Succession (collectively with the Succession, the "Reporting Persons").

     (b) The principal business address of the Reporting Persons is 5801 Citrus Blvd., Harahan, Louisiana, 70123.

     (c) The present principal occupation of Ms. DePass is serving as the Executrix of the Succession. Ms. DePass is also an attorney.

     (d) Neither of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

     (f) The Succession was created upon the filing of a petition in Louisiana to probate the last will and testament of Herbert D. Hughes. Ms. DePass is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

     Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Succession beneficially owns 34,600 shares of Common Stock, which shares amount to less than 1% of the shares of Common Stock believed to be outstanding.

     (b) Ms. DePass, as the Executrix of the Succession, possesses the sole power to vote and the sole power to dispose of the shares of Common Stock held by the Succession.

     (c) On November 3, 1998, 465,400 shares of Common Stock owned by the Succession were sold in the open market in routine broker's transactions.

     (d) Ms. DePass, as the Executrix of the Succession, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Succession.

     (e) The Succession ceased to be the beneficial owner of more than five percent of the Common Stock on November 3, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Succession and any other person, except Ms. DePass, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, whether giving or withholding of proxies. None of the securities of the Company beneficially owned by the Succession are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 23, 1998          Succession of Herbert D. Hughes
                                   Elizabeth H. DePass, Executrix


                              By: /s/Elizabeth H. DePass
                                  --------------------------------
                                         Elizabeth H. DePass
                                   Executrix of the Succession of
                                          Herbert D. Hughes